Exhibit 99.1

Sapiens Wins 2021 Celent XCelent Award for PAS Systems in EMEA Life Insurers

Sapiens CoreSuite for Life & Pension was recognized as a “Luminary” solution excelling in both Advanced Technology and Breadth of Functionality

January 12, 2022 –Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Sapiens CoreSuite for Life & Pension won the Celent 2021 XCelent award in the Breadth of Functionality category, and was recognized as a “Luminary” solution, excelling in both Advanced Technology and Breadth of Functionality.

The recognition of Sapiens by Celent illustrates Sapiens’ depth of impact, breadth of knowledge and keen understanding of the global life and pension insurance industry. This marks the second time Sapiens CoreSuite was recognized by Celent, after having won the 2019 Celent XCelent Award.

Research and consulting firm Celent analyzed 36 policy administration systems for EMEA life insurance, using the Celent ABC Vendor View, a resource for identifying premier technology solutions serving the insurance and financial industries. The vendor view shows the relative positions of each vendor in three categories: Advanced Technology, Breadth of Functionality, and Customer Base and Support.

“Sapiens is extremely gratified to be recognized as an industry leader and to receive the prestigious Celent XCelent Award once again,” said Roni Al-Dor, Sapiens president and CEO. “I am especially pleased that Celent not only recognized the excellent and wide functionality of our platform and its advanced technical capabilities, but also gave a nod to Sapiens’ strong team of deep domain experts. We are proud that Celent has taken notice of our continued investment in our CoreSuite for Life & Pension and our product strategy that was “on trend” with the move toward open, multi-core environments wrapped by a middle layer and with new innovative client propositions.”

According to the Celent report: “Sapiens has continued to invest in the platform, with a sharper focus on user experience improvements. The current internal user interface is still ahead of many of its peers. Sapiens CoreSuite L&P continues to be a primary system within the EMEA marketplace for insurers to consider. The product is backed up by a strong team of deep domain experts.”

Sapiens CoreSuite for Life & Pension is an end-to-end, cloud-based software solution with enhanced digital capabilities for the management of both individual and group life, investments and medical products on a single platform.

To download the report, click here.

www.sapiens.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by more than 35 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit www.sapiens.com or follow us on LinkedIn.

Media Contact

Shay Assaraf

Chief of Marketing, Sapiens

Shay.assaraf@sapiens.com

Investor’s Contact

Kimberly Rogers

Managing Director, Hayden IR

+1 541-904-5075

kim@HaydenIR.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com